Filed by Mountain Crest Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mountain Crest Acquisition Corp. II

Commission File No. 001-39864

Better Therapeutics Highlights Recent Progress and Updates Outlook Through 2022

Pivotal trial of BT-001 in type 2 diabetes expected to be fully enrolled in Q4 2021, with primary endpoint readout in Q1 2022; de novo submission to FDA requesting marketing authorization planned following completion of trial

Clinical development of BT-002 and BT-003 in hypertension and hyperlipidemia on track; pivotal studies expected to commence in 2022

Early clinical discovery in non-alcoholic fatty liver disease (NAFLD) expected to enroll first patient in Q1 2022

Real-world evidence study evaluating the long-term effectiveness and healthcare cost impact of BT-001 to enroll first patient in Q4 2021; two study partners (Colorado Prevention Center and Catalyst Health Network) announced and one more anticipated

New patent filing covering inventions in nutritional cognitive behavior therapy and the use of AI to guide treatment expands intellectual property portfolio

Up to $150M in cash from financing activities including merger with Mountain Crest Acquisition Corp II, a special purpose acquisition company or “SPAC”; a fully committed $50M PIPE; and a $50M debt facility provide an operating runway into 2023

SAN FRANCISCO--(BUSINESS WIRE) -- Better Therapeutics, Inc. (“Better Therapeutics”), a prescription digital therapeutics (PDT) company developing cognitive behavioral therapy to address root causes of cardiometabolic diseases, today provided an update on recent progress since announcing its intention to merge with Mountain Crest Acquisition Corp. II (NASDAQ: MCAD) (“Mountain Crest II”). The merger and concurrent PIPE and debt financings are expected to close in October.

“I’m pleased with the progress we’ve made since announcing our plans to become a public company through a merger with Mountain Crest II,” said Kevin Appelbaum, co-founder and chief executive officer of Better Therapeutics. “We’ve advanced our clinical pipeline in type 2 diabetes, hypertension, hyperlipidemia and non-alcoholic fatty liver disease (NAFLD). Our potentially pivotal study of BT-001, a PDT for the treatment of type 2 diabetes, is approaching full enrollment, and a real-world evidence study of BT-001 is about to begin enrolling. We expect the data generated from the pivotal study will form the basis of our planned de novo submission to FDA requesting marketing authorization of BT-001, and data from the real-world evidence study, if positive, will provide compelling evidence of clinical and economic impact to support reimbursement coverage. We’ve added a fourth patent family to our intellectual property portfolio, and, through the SPAC, PIPE and debt financings, we will be well funded into 2023, as we progress towards the commercial launch of our first PDT in diabetes and advance our pipeline across multiple cardiometabolic diseases.”

The Better Therapeutics platform blends clinical, behavioral, and psychological inputs into a series of cognitive behavioral therapy lessons and skill-building modules designed to shift neural pathways of the brain and treat the disease at its source through behavior change. Following FDA marketing authorization or clearance, it is anticipated that primary care providers will prescribe, and insurers will reimburse Better Therapeutics’ PDTs much like they would a traditional medication.

About Better Therapeutics

Better Therapeutics is a prescription digital therapeutics (PDT) company developing a novel form of cognitive behavioral therapy to address root causes of cardiometabolic diseases. The company has developed a proprietary platform for the development of FDA-regulated, software-based solutions for type 2 diabetes, heart disease and other conditions. The cognitive behavioral therapy delivered by Better Therapeutics’ PDTs is designed to enable changes in neural pathways of the brain so lasting changes in behavior become possible. Addressing the underlying causes of these diseases has the potential to dramatically improve patient health while lowering healthcare costs. Better Therapeutics’ PDTs are intended to be prescribed by physicians and reimbursed like traditional medicines. For more information, visit: bettertx.com.

About Mountain Crest Acquisition Corp. II

Mountain Crest Acquisition Corp. II is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mountain Crest II’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although the company intends to focus on operating businesses in North America.

Additional Information

On April 6, 2021, Better Therapeutics entered into a definitive merger agreement with Mountain Crest II , a special purpose acquisition company for a proposed business combination.

In connection with the proposed business combination between Mountain Crest II and Better Therapeutics, Mountain Crest II has filed a registration statement on Form S-4 containing a proxy statement/prospectus (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of Mountain Crest II’s common stock in connection with Mountain Crest II’s solicitation of proxies for the vote by Mountain Crest II’s shareholders with respect to the proposed transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Better Therapeutics’ stockholders in connection with the proposed business combination. After the Form S-4 has been declared effective, Mountain Crest II will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mountain Crest II, Better Therapeutics, and the proposed business combination. Additionally, Mountain Crest II will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest II are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information.

Participants in the Solicitation

Mountain Crest II and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest II’s executive officers and directors in the solicitation by reading Mountain Crest II’s Form S-4 and other relevant materials filed with the SEC in connection with the proposed business combination. Information about Mountain Crest II’s directors and executive officers and their ownership of Mountain Crest II common stock is set forth in Mountain Crest II’s annual report on Form 10-K for the year ended December 31, 2020, dated March 30, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest II’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, are set forth in the Form S-4 relating to the proposed business combination. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

Better Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Form S-4 for the proposed business combination.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the delivery of cognitive behavioral therapy and/ or prescription digital therapeutics or PDTs, by Better Therapeutics to address the root causes of type 2 diabetes and other cardiometabolic diseases; development of a proprietary platform and software-based solutions for treatment of type 2 diabetes, heart disease and other conditions; achievement of changes in neural pathways of the brain and lasting changes in behavior through cognitive behavioral therapy delivered by Better Therapeutics’ PDT; the capability of Better Therapeutics to address the underlying causes of certain diseases and its related potential to improve patient health while lowering healthcare costs; the potential for Better Therapeutics’ clinically validated mobile applications to be prescribed by physicians and reimbursed like traditional medicines; potential and significance of the results of the potentially pivotal study of BT-001 or any clinical or other trial or any expectations regarding the potentially pivotal trial of BT-001 to be fully enrolled in Q4 2021 with primary endpoint readout in Q1 2022; the potential success of BT-001 as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes; the possibility for the results of the potentially pivotal study to support a regulatory submission for marketing authorization from the FDA; the potential timing of Better Therapeutics’ expected progress towards developing and obtaining FDA approval for its products, including statements regarding the de novo submission to the FDA requesting marketing authorization following completion of any trial, pending positive outcomes, related research and validation studies; the clinical development of BT-002 and BT-003 in hypertension and hyperlipidemia and the potential timing of such development; the commencement of other pivotal studies and expected timing for the same; early clinical discovery in non-alcoholic fatty liver disease (NAFLD) and any expected timing of studies or trials for the same; the expected timing or start of any real-world evidence studies evaluating the long-term effectiveness and healthcare cost impact of BT-001; the potential impact of any studies announced with any study partners announced; the impact of any new patent filing or addition to intellectual property portfolio of Better Therapeutics; the future financial stability, strength or success of Better Therapeutics; the successful or positive impact that any financing transaction may have on Better Therapeutics’ business, including advancing Better Therapeutics’ pipeline of additional PDTs for other behavior-driven cardiometabolic diseases; statements as to the expected timing, completion and effects of the merger, any financing or debt transaction. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the FDA may not be satisfied with the design of any of Better Therapeutics’ studies and trials, and payers may not reimburse BT-001, if approved, the risk that the results of previously conducted studies will not be repeated or observed in ongoing or future studies involving our product candidates, the risk that the current COVID-19 pandemic will impact Better Therapeutics’ platform validation, product testing, the timing of the Better Therapeutics’ submission of the BT-001 for marketing approval from the FDA and other operations, and the risk that the Merger, any financing or debt transaction may not be completed in a timely manner or at all. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Better Therapeutics’ actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors'' in Mountain Crest II’s filings on file with the Securities and Exchange Commission, available at the Securities and Exchange Commission’s website at www.sec.gov, and as well as discussions of potential risks, uncertainties and other important factors in Mountain Crest II and/or Better Therapeutics’ subsequent/future filings, if any, with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information unless required by law.

Better Therapeutics Media Contact

Heidi Chokeir, Ph.D.

heidi.chokeir@canalecomm.com

+1 619 203 5391